August 1, 2002



Pioneer Small Cap Value Fund
60 State Street
Boston, MA  02109

Ladies and Gentlemen:

RE:  INVESTMENT MANAGEMENT FEE

Reference is hereby made to the Management Contract between Pioneer Small Cap Value Fund (formerly Pioneer Micro-Cap Fund) (the "Trust") and Pioneer Investment Management, Inc. (the "Manager"), dated as of October 24, 2000. The Manager agrees, subject to approval by the Trust if indicated below, that
Section 8 of the Management Contract is revised as follows:

8. The Trust shall pay the Manager, as compensation for the Manager's services and expenses assumed hereunder, a fee at the annual rate of 0.85% of the Trust's average daily net assets.

Pioneer understands that the annual investment management fee paid by the Trust may not subsequently be increased without approval of the Trust's Trustees and/or a majority of the Trust's shareholders, each as prescribed by the Investment Company Act of 1940, as amended.

Please sign both copies of this letter agreement, retain one copy for your records and mail the other original to Pioneer at the address below.

Very truly yours,

PIONEER INVESTMENT MANAGEMENT, INC.



By:      /s/ Daniel T. Geraci
         Daniel T. Geraci
         President

Accepted and agreed to this 1st day of August, 2002:

PIONEER SMALL CAP VALUE FUND



By:      /s/ Daniel T. Geraci
         Daniel T. Geraci
         Executive Vice President